Exhibit 99.2

GOLDMINING INC.

(the "Company")

Annual General Meeting May 20, 2021

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general and special meeting of the Company held on May 20, 2021 (the "Meeting") and the outcome of such votes.

	Description of Matter	Votes For	Votes Withheld

1.

Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:

	a. Amir Adnani	17,560,588	8,479,237
	b. Garnet Dawson	25,846,331	193,494
	c. David Kong	25,830,667	209,158
	d. Gloria Ballesta	18,387,977	7,651,848
	e. Hon. Herb Dhaliwal	25,828,513	211,312
	f. Mario Bernardo Garnero	25,856,333	183,492

2.	PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company's auditor for the ensuing year and the Company's board of directors was authorized to fix the remuneration to be paid to the auditor.	45,657,471	216,616

Date: May 20, 2021